SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed
Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Car Charging Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14074Y206
(CUSIP Number)

August 10, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14074Y206	13G

1	NAMES OF REPORTING PERSONS Nathan A. Low
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,893,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,893,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,893,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.42%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 14074Y206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sunrise Securities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,788,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,788,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.714%
12	TYPE OF REPORTING PERSON* BD

Item 1(a).  Name of Issuer:

Car Charging Group, Inc. (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

1691 Michigan Avenue, Sixth Floor, Miami Beach, FL 33139

Item 2(a).  Name of Person Filing:

Nathan A. Low and Sunrise Securities Corp. (the “Reporting Persons”)

Item 2(b).  Address of Principal Business Office or, if None, Residence:

c/o Sunrise Securities Corp.
641 Lexington Avenue, 25th Floor
New York, New York 10022

Item 2(c).  Citizenship:

Nathan A. Low – U.S.A

Sunrise Securities Corp. – New York

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

14074Y206

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☒ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)  Amount beneficially owned:

Nathan A. Low – 5,893,000

Sunrise Securities Corp. – 2,788,000

Mr. Low is the President and the sole stockholder of Sunrise Securities Corp. and has the power to vote and dispose of the securities held by Sunrise Securities Corp. Mr. Low holds 5,000 shares of common stock directly. Mr. Low holds 1,200,000 of the shares of common stock through Sunrise Charitable Foundation, Inc., a charitable grant making organization, of which Mr. Low is a director. NLBDIT Portfolio LLC holds 1,750,000 shares of common stock in trust for the benefit of Mr. Low’s children. Sunrise Financial Group, Inc., of which Mr. Low is a director and sole stockholder, holds options to purchase 50,000 shares of common stock at an exercise price of $20.00 per share which are exercisable within the next 60 days.  Mr. Low holds warrants to purchase 100,000 shares of common stock at an exercise price of $2.50 per share which are exercisable within the next 60 days.

(b)  Percent of class:

Nathan A. Low – 18.42%
Sunrise Securities Corp. – 8.714%

The percentage amounts are based on a total of 31,993,405 shares of the Issuer’s common stock outstanding as of October 3, 2011 as provided by the Issuer to the Reporting Persons.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Nathan A. Low – 5,893,000
Sunrise Securities Corp. – 2,788,000

	(ii)	shared power to vote or to direct the vote:

Nathan A. Low – 0
Sunrise Securities Corp. – 0

(iii)	sole power to dispose or to direct the disposition of:

Nathan A. Low – 5,893,000
Sunrise Securities Corp. – 2,788,000

(iv)	shared power to dispose or to direct the disposition of:

Nathan A. Low – 0
Sunrise Securities Corp. – 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2011	/s/ NATHAN A. LOW
NATHAN A. LOW

Date: October 6, 2011	SUNRISE SECURITIES CORP.

	By:	/s/ Nathan A. Low
Name: Nathan A. Low
Title: President